Exhibit 11

Computation of Earnings Per Share

See note #7 of Notes to the Interim Condensed Consolidated Financial Statements (unaudited) for a reconciliation of basic and diluted earnings per share for the three- and six-month periods ending June 30, 2011 and 2010.